Exhibit 8.1

LIST OF SUBSIDIARIES OF BIRKS & MAYORS INC.

Name	Jurisdiction of Incorporation
Mayor’s Jewelers, Inc.	Delaware
Mayor’s Jewelers of Florida Inc.	Florida
Mayor’s Jewelers Intellectual Property Holding Co.	Delaware
JBM Retail Company Inc.	Delaware
Jan Bell Marketing/Puerto Rico Inc.	Puerto Rico
JBM Venture Co. Inc.	Delaware
Henry Birks & Sons U.S., Inc.	Delaware